[Letterhead of Sullivan & Cromwell LLP]

September 24, 2019

Jessica Livingston,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, NE,
Washington, DC 20549.

Re:	Byline Bancorp, Inc. Registration Statement on Form S-3 (File No. 333-233583)

Dear Ms. Livingston:

On behalf of our client, Byline Bancorp, Inc. (the “Company”), we are hereby providing a written response to your oral comment regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”), originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 30, 2019. The Company submitted a Pre-Effective Amendment No. 1 (the “Amendment”) to the Commission via EDGAR on September 23, 2019.

For your convenience, the Company has summarized your comment below and provided its response below the comment.

1.

On September 9, 2019, we, on behalf of the Company, received your  comment on the Company’s Registration Statement requesting that the Company revise its disclosure to clarify the intended application of the exclusive forum provision in the Company’s bylaws and the limitations on its enforceability.

The Company has revised the Registration Statement in response to the Staff’s comment.  Please refer to the disclosure on page 9 of the Amendment. The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

* * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4175.

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Alberto J. Paracchini (Byline Bancorp, Inc.)

Donald J. Toumey
(Sullivan & Cromwell LLP)

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